NUMBER

9



SHARES

GEO JS TECH GROUP CORP.

The Corporation is Authorized to issue 10000 Common Shares with no Par Value

INCORPORATED UNDER THE LAWS OF THE STATE OF TEXAS

This Certifies that ______________________________ *is the registered holder of* ______________________________ *shares transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed*

this ________ *day* *of* ____________ *A.D.* ______

____
PRESIDENT

____
SECRETARY

HUBCO, NEW YORK